Exhibit 99.1

Peter Karlsten new Senior Vice President Technology in the Group and President of Volvo Powertrain

STOCKHOLM, Sweden--Regulatory News:

Peter Karlsten, head of Volvo Trucks North America (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVA), has been appointed President of Volvo Powertrain. He will assume his new position on December 1, when his predecessor, Lars-Göran Moberg, retires. Karlsten will also assume the role as Senior Vice President Technology for the Volvo Group and become a new member of the Group Executive Committee.

Peter Karlsten has been head of Volvo’s North American truck operations since 2003. Prior to this he was head of Volvo Trucks in Brazil. Peter Karlsten has previously worked within ABB and holds a degree in engineering with graduate studies in economics.

“Lars-Göran Moberg has done an excellent job during the years of restructuring and focusing after the major acquisitions at the beginning of 2000,” comments Volvo CEO Leif Johansson. “Peter Karlsten has many years of international experience in manufacturing and marketing. I am convinced he will contribute strongly in helping to develop and carry out the Group’s international expansion and strategic development,” adds Leif Johansson.

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0830, 2007 at 16.30 p.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

This information was brought to you by Cision http://newsroom.cision.com

Volvo
Mårten Wikforss, +46 31 66 11 27/ +46 705 59 11 49